United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Amendment No. 1 to

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

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Commission File Number: 000-53010

PERPETUAL TECHNOLOGIES, INC.

(Name of Registrant)

Delaware	90-0475058
(State of Incorporation)	(IRS Employer Identification Number)

1442 E. Lower River Road, Kamas, Utah	84036

(Address of Principal Executive Offices)

(801) 783-4875

(Registrant's Telephone Number)

Darren L. Ofsink, Esq.

600 Madison Avenue, 14th Floor

New York, New York 10022

(212) 371-8008

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUIRED NOT TO SEND US A PROXY

Perpetual Technologies, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Perpetual Technologies, Inc. (the “Company”) at the close of business on December 24, 2009, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders.

The change of control and the appointment of new members to the Board of Directors are expected to take place no earlier than 10 days of the date this statement is filed with the Securities and Exchange Commission and transmitted to the Company’s shareholders in accordance with Rule 14f-1. This Information Statement is being mailed to the shareholders on or about December 28, 2009.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Seth Winterton and Joseph Nemelka will be resigning as directors and officers as soon as practicable but no earlier than ten days after the filing of this Information Statement with the SEC under Rule 14f-1 of the Securities Exchange Act and the mailing hereof to the shareholders, and will be appointing Jie Li and Chris Bickel as the officers and directors of the Company. The change of control will occur, if at all, in connection with a proposed reverse merger transaction as described below which we expect to be completed as soon as is practicable. Accordingly, there will be a change in control of our Board of Directors at that time.

In the proposed transaction, we intend to acquire control of Foshan S.L.P. Special Materials Co., Ltd., a PRC-based company located in Foshan, Guangdong Province in the PRC, in a reverse merger transaction.

Foshan is engaged in the manufacture sale, and research and development of advanced spun-bond PET (polyester) non-wovens.

We plan to file a Current Report on Form 8-K describing the proposed transaction in detail within four business days following the consummation of that reverse merger transaction.

In the share exchange or “reverse merger,” we intend to acquire control of a British Virgin Islands company the owner of all of the stock of Foshan, by issuing to the stockholders of the BVI company an aggregate of 71,666,667 shares our of common stock (or approximately 93%) in exchange for all of the outstanding capital stock of the BVI company. The stockholders of the BVI company with whom we will complete the share exchange (the “BVI Stockholders”) are as set forth below each of whom is a company incorporated in the British Virgin Islands and each of whom will receive the number of shares set forth beside their respective names: (i) Bestyield Group Limited, 21,500.000; (ii) Proud Limited, 21,500,000; (iii) Newise Holdings Limited, 11,466,666; (iv) Pilot Link International Limited, 8,241,666; (v) High Swift Limited, 5,375,000, and (vi) China Investment Management Inc., 3,583,333. Bestyield Group Limited and Proud Limited are each controlled Mr. Ji Lie, who will be our Chief Executive Officer and a director following the completion of the reverse merger transaction. Newise Holdings Limited is controlled by Mr. Li Jun a PRC resident. Pilot Link International Limited is controlled by a PRC resident. High Swift Limited is controlled by a PRC resident. China Investment Management Inc. is controlled by a PRC resident.

Immediately prior to closing of the reverse merger transaction the Company intends to repurchase 12,640,000 shares of common stock (of the 13,000,000 then outstanding) held by a number of our current stockholders for a total purchase $20,000. At the time of the stock repurchase Seth Winterton and Joseph Nemelka will resign as directors and Mr. Winterton will resign as an officer, and Jie Li and Chris Bickel will be appointed as new directors and Mr. Li will be appointed as Chief Executive Officer. The change of control of the directors is required to occur immediately prior to the consummation of the reverse merger transaction.

In the event that the reverse merger is consummated, following the reverse merger we will cease to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) and will be engaged in the manufacture, sale, and research and development of advanced spun-bond PET (polyester) non-wovens in the PRC.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 200,000,000 shares of common stock, par value $0.001 per share, of which 13,000,000 shares are issued and outstanding and 10,000,000 shares of preferred stock, $0.001 par value, none of which shares are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Current management

The following table sets forth the name and ages of, and position or positions held by, our sole executive officer and our directors

Name	Age	Position(s)	Director Since
Seth Winterton	59	President, Chief Executive Officer, Secretary and Treasurer and Director,	December 2008
Joseph Nemelka	40	Director	October 2006

Seth Winterton: Mr. Winterton was appointed as our President and Chief Executive Office, Secretary and Treasurer and as a director in December 2008. He has been employed by the State of Utah Department of Agriculture since 1986 and has served as Compliance Specialist and Deputy Director of Marketing for the department. He received his Bachelor of Science degree in animal science from Utah State University in 1973 and an MBA from the University of Phoenix in 2006.

Joseph Nemelka: Mr. Nemelka was appointed as a director in October 2006. He is the owner, and has, since December 2006, served as sole officer and director of Traum-Urlaub, Inc., a business consulting firm located in Springville, Utah. He is a founder of Medical Imaging Solutions, Inc. (“MIS”), a company organized in 2004 to offer solutions to help small and medium-sized hospitals, specialty clinics and imaging centers improve the standard of patient care through the acquisition of medical equipment, nighthawk and overread services, and workflow consulting. Mr. Nemelka currently serves as the CEO of MIS. Prior to founding MIS, Mr. Nemelka founded technology solutions provider Integr8ted Technology Solutions, LLC (“Integr8ted”) in March 2002 and served as President and CEO from March 2002 to December 2003. Prior to Integr8ted, Mr. Nemelka was a full-time advisor to eGS in London (UK) from October 2000 to March 2002. He represented the National Information Consortium (NIC) in a joint venture between a Swiss venture capital firm ETF Group, London-based venture development organization Vesta Group, and NIC in the creation and the initial operations of eGS. Previous to that, Mr. Nemelka served as the Executive Vice-President, Market Development for NIC, a company for which he worked from October 1995 through March 2002. During that time, he served as Chief Executive Officer and director of NIC’s subsidiary, Utah Interactive, Inc. He also served as President of their Market Development division. Additionally, he served as President and Chief Executive Officer of NIC’s subsidiary Arkansas Information Consortium, Inc. Mr. Nemelka currently serves as a director of the following reporting companies: IPO Alternatives, Inc.; R New Ventures, Inc.; and Evetsco, Inc. Mr. Nemelka received a B.A. in political science from Brigham Young University in 1993 and a J.D. degree from the University of Kansas School of Law in 1996.

Directors are elected to hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

The following sets forth the information of the nominees of the directors and officers to be appointed in connection with the proposed change of control transaction:

Directors and Executive Officers	Position/Title	Age
Jie Li	CEO and Director	55
Chris Bickel	Director	47

There are no family relationships among our directors or executive officers.

All our directors hold office until the next annual meeting of shareholders of the Company, and until their successors have been qualified after being elected or appointed. Officers serve at the discretion of our board of directors.

Set forth below is the biographical information about the proposed new directors and executive officers:

Jie Li: Mr. Li is anticipated to serve as CEO of the Company and as a director. Mr. Li has served as Chief Executive Officer and Managing Director of Foshan SLP Special Materials Co., Ltd. since its inception in 2000. He also serves as Director General of China Industrial Textile Committee. From 1980 to 2000 he served as R&D director of Dalian Synthetic Fiber Research Institute. From 1970 to 1980 he worked at Dalian Hongguang Chemical Factory. From September 1976 to July 1980 Mr. Li Studied Chemical Fiber Technique at Dalian Light Industry School and received a bachelor’s degree in Engineering. From 1995 to 1998 he studied economic management at Chinese Academy of Social Sciences and received his master’s degree. From 2000 to 2003 he also studied for an MBA at Southwest International University.

Chris Bickel: Mr. Bickel will serve as a director of the Company. Mr. Bickel is the President of Primary Capital and responsible for business development in China. From 2005 through October of 2009 Mr. Bickel, and his investment banking team, provided a full range of investment banking, due diligence and business advisory services to private China based companies interested in listing in the US markets, as well advisory services to US based investment banking firms interested in identifying investment banking clients in China. These services were provided under Rosewood Capital Group, LLC, previously an affiliate of Primary Capital LLC, and now a branch office. Mr. Bickel was instrumental in originating and financing the following transactions: Fushi Copperweld, listed FSIN on NASDAQ, Dalian Rino, listed RINO on NASDAQ, Wuhan General, listed WUHN on NASDAQ and Sinogas, listed SGAS on the OTC BB.

From 2001 through 2004 Mr. Bickel was the Chairman and CEO of Sino UJE Ltd., a Hong Kong based company which is a distributor of medical and industrial instrumentation and technology products. The company distributes products from the US, Japan and Europe into China through its headquarters in Hong Kong and representative Chinese offices in Guangzhou and Shanghai. From 1997 to 2001 Chris Bickel was the President of eV Products, which is now eV Microelectronics, a division of Endicott Interconnect Technologies. eV develops and manufactures solid state X-ray detectors, Gamma –ray detectors which have industrial, medical, laboratory and homeland security applications. From 1983 to 1996 Mr. Bickel was based in Hong Kong and was employed by Honeywell. He was responsible for the management of offices in Korea, Japan, Taiwan, Indonesia, Malaysia, Australia and the PRC, for the distribution of sensors, lasers, radioisotopes and control instrumentation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of December 24, 2009 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Seth Winterton 1442 E. Lower River Road Kamas, Utah 84036	9,000,000	69.2%

Joseph Nemelka 159 South 975 West Mapleton, UT 84664	1,000,000	7.7%

Executive Officers and Directors as a Group (2 Persons)	10,000,000	76.9%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. As of the date of this table, there are no outstanding options or warrants.

(2) Applicable percentages are based on 13,000,000 shares of our Common Stock outstanding on December 24, 2009.

The following table sets forth certain information with respect to the beneficial ownership of the Company’s common stock after giving effect to the proposed change of control transaction by (i) any person or group with more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all executive officers and directors as a group.

Name of Shareholder	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Owners of more than 5% of Class
Bestyield Group Limited (2)	21,500,000	29.9
Proud Limited (2)	21,500,000	29.9
Newise Holdings Limited (3)	11,466,666	15.9
Pilot Link International Limited	8,241,666	11.4
High Swift Limited	5,375,000	7.5
China Investment Management Inc	3,583,333	5

Post Transaction directors and officers
Mr. Jie Liu, CEO and director	43,000,000	59.7
Chris Bickel, director	0
Post transaction Directors and officers as a group (2 persons)	43,000,000	59.7

(1)

After the closing of the reverse merger and the completion of the stock repurchase by the Company there will be 72,026,665 of our shares of common stock issued and outstanding.

(2)

Each of Bestyield Group Limited and Proud Limited are British Virgin Islands companies controlled by Mr. Ji Lie.

(3)

Newise Holdings Limited is a British Virgin Islands company controlled by Mr. Li Jun.

(4)

Pilot Link International Limited is a British Virgin Islands company controlled by a former Foshan shareholder.

(5)

High Swift Limited is a British Virgin Islands company controlled by a former Foshan shareholder.

(6)

China Investment Management Inc. is a British Virgin Islands company controlled by a former Foshan shareholder.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During the year ended December 31, 2008, Joe Nemelka failed to file his initial Form 3 report on a timely basis. The report, initially due on or about March 20, 2008, was filed on June 23, 2008. Neither Mr. Nemelka nor Mr. Winterton filed a report on Form 5 for the year ended December 31, 2008, because each represented in writing to the Company that all transactions otherwise required to be reported on Form 5 had been reported before the due date of the Form 5.

No other person who, during the year ended December 31, 2009, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") (a “Reporting Person”), failed to file on a timely basis, reports required by Section 16 of the Act during such fiscal year or, except as reported above, prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Seth Winterton has served as our chief executive officer since December 29, 2008. From January through December 29, 2008 Joseph Nemelka served as our chief executive officer. Neither Mr. Winterton nor Mr. Nemelka, nor any other person received compensation from us during the years ended December 31, 2009 or 2008, which would be reportable pursuant to this item.

On December 30, 2008, the Company entered into an employment agreement with Mr. Winterton to serve as President, Chief Executive Officer, Secretary, and Treasurer of the Company (the “Employment Agreement”). The initial term of the Employment Agreement is through December 31, 2009, and will be automatically extended for additional one-year terms unless it is terminated earlier or unless at least one month prior to any December 31st either party delivers notice that the term will not be extended. Notwithstanding the initial and extended terms of the Employment Agreement, the Company may terminate Mr. Winterton’s employment at any time, with or without cause. On a part-time basis, Mr. Winterton has agreed to devote a reasonable amount of time to the Company’s business.

The Employment Agreement provides for advances of $500 per month to Mr. Winterton, which may be increased or decreased by the Board of Directors. In addition, Mr. Winterton will receive commissions equal to 85% of the net revenue generated from the Company’s service contracts with clients, less the monthly advances. He will also be entitled to other benefits as determined from time to time by the Board.

Pursuant to the terms of the Employment Agreement, the Company has agreed to indemnify Mr. Winterton against any expenses, losses, liabilities, or damages incurred as a result of his employment, provided that his conduct was in good faith and not opposed to the Company’s best interests, did not result in any improper person benefit, and, in the case of criminal proceedings, was not unlawful. In addition, the Company may pay for or reimburse Mr. Winterton for his expenses in such actions if he provides a written undertaking to repay such advances if he did not meet the standards of conduct for indemnification.

Equity Awards

Neither Mr. Winterton nor Mr. Nemelka held any unexercised options, stock that had not vested, or equity incentive plan awards at December 31, 2009.

Compensation of Directors

No compensation was paid to or earned by any director during the year ended December 31, 2009.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. Because one of our directors is also an executive officer and the controlling stockholder, we do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a “financial expert” on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board of Directors will request such information as:

•

The name and address of the proposed candidate;

•

The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

•

A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

•

A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

•

Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2009, the Board of Directors did not meet on any occasions, but rather transacted business by unanimous written consent.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Joseph Nemelka, 159 South 975 West, Mapleton, UT 84664, Attn.: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

In each of June 2007 and in February 2008 and May 2008, Joseph Nemelka, the president at the time, advanced funds to the Company in the total aggregate amount of $15,000. The advances are due on demand and bear interest at 8% per annum.

Except as set forth above, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

In connection with the repurchase of 905,833 of his 1,000,000 shares by the Company which will occur immediately prior to the reverse merger, Mr. Joseph Nemelka will receive $15,000. He will continue to own 98,167 shares of our common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Perpetual Technologies, Inc.

January 20, 2009

By: /s/ Seth Winterton

Seth Winterton, President